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                           October 6, 2021

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corp. II
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed September 20,
2021
                                                            File No. 333-259639

       Dear Mr. Wasserman :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed 9/20/2021

       Certain Projected Financial Information, page 111

   1. We note your response to prior comment 10. Please supplement the disclosure to disclose the "numerous
assumptions" underlying the Projections. Quantify the disclosure to the extent possible.
       Unaudited Pro Forma Condensed Combined Financial Information
       Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 187

   2. We note that you present a column entitled 'Pro Forma Fathom OpCo'. Please revise the Pro Forma Condensed
Combined Balance Sheet to include a column presenting the
                                                        historical balance
sheet amounts of Fathom OpCo, consistent with Rule 11-02(a)(4) of
 Tom Wasserman
FirstName  LastNameTom
Altimar Acquisition Corp. Wasserman
                          II
Comapany
October    NameAltimar Acquisition Corp. II
        6, 2021
October
Page 2 6, 2021 Page 2
FirstName LastName
         Regulation S-X. In addition, describe to us the transactions that resulted in the changes in
         Fathom OpCo's equity in the Pro Forma Fathom OpCo column and explain why they would not be included as part of the adjustments in the "Total Pro Forma Adjustments"
         columns. Also, revise the total stockholders' equity amounts for both Altimar II and
         Fathom OpCo to be consistent with their historical balance sheets. Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Pro forma Fathom Condensed Combined Statement of Operations for the year ended December
31, 2020, page 193

3. We note your disclosure on page 194 and elsewhere that each of the Mark Two, GPI,
         Summit, Centex, Laser, Micropulse West and PPC acquisitions is individually insignificant under S-X Rule 3-05. We also note from the historical results of these entities presented in your Pro Forma Statement of Operations for the year ended
         December 31, 2020 on page 193 that in the aggregate those results appear to be significant when compared with Fathom's fiscal year 2020 results. Please tell us how you considered the guidance in S-X Rule 3-05(b)(2)(iv), which discusses the aggregate impact of businesses acquired or to be acquired since the date of the most recent audited balance sheet, in concluding that financial statements of these entities were not required in this
         Form S-4 pursuant to S-X Rule 3-05. Provide us with your supporting calculations.
Non-GAAP Information
Pro Forma Adjusted EBITDA, page 235

4. The pro forma net income (loss) amounts for the six month ended June 30, 2021 and for the year ended December 31, 2020 used in your reconciliation are not consistent with the pro forma net income (loss) amounts presented for the same periods in the tables on pages
         252 and 258 as part of the Fathom OpCo Supplemental Unaudited Pro Forma Combined
         Financial Information. Please revise or tell us why they should not be the same. Further, revise the introductory sentence to the reconciliation on page 235 or include a footnote to the table to indicate where you present the pro forma statements of operations showing the pro forma net income (loss) amounts to which you are reconciling. Unaudited Condensed Consolidated Financial Statements of Fathom Holdco, LLC Unaudited Condensed Consolidated Statements of Cash Flows, page F-42

5. We note that you present a loss on extinguishment of debt as a positive cash flow from financing activities for the six months ended June 30, 2021. Please explain why this amount is not presented as a non-cash adjustment to reconcile net loss to net cash provided by operating activities. See ASC 230-10-45-28.
Exhibits

6. We note your response to prior comment 22. Given that response and the disclosure you cite, it continues to appear that the tax consequences of the transaction are material to
 Tom Wasserman
Altimar Acquisition Corp. II
October 6, 2021
Page 3
      investors. Therefore, please file the exhibit required by Item 601(b)(8) of Regulation SK.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202 551 3444 or Anne Parker at 202-551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameTom Wasserman
                                                           Division of
Corporation Finance
Comapany NameAltimar Acquisition Corp. II
                                                           Office of
Manufacturing
October 6, 2021 Page 3
cc:       Raphael Russo
FirstName LastName